FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on May 26, 2016 in connection with the Registrant's Financial Results for the First Quarter of 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 26, 2016

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Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the First Quarter of 2016

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended March 31, 2016

Details according to Regulation 39A of the Israel Securities Regulations (Periodic and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the First Quarter of 2016, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended March 31, 2016, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for the year ended December 31, 2015, filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2015 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than the ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the first quarter of 2016 that were previously described in the 20-F Annual Report.

1.	Item 3D – Risk Factors: Risks Affecting Us and the Companies in Our Group

1.1.	The Concentration Law may adversely affect our business

On March 13, 2016, Dr. Arie Ovadia's term as an independent director of the Company ended. As such, following his termination and as of the date of filing this report, Elron's board of directors currently comprises of three independent directors (the external directors) out of six board members and does not meet part of the Concentration Law requirement for a third-tier company.

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Investments

In the first quarter of 2016, Elron (directly and indirectly) invested approximately $6.4 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.2.	New Investments in Cyber Companies

In April 2016, subsequent to the date of this report, Elron completed its first investment of $2.5 million in Sixgill Ltd. ("Sixgill"), as part of a $3 million financing round together with another Sixgill shareholder. Following the investment, Elron holds approximately 22% of Sixgill's outstanding share capital. Sixgill is developing a platform that automatically detects cyber threats on the Dark Web in order to prevent cyber attacks.  For further details see Note 3.C to the Financial Statements. In May 2016, subsequent to the date of this report, RDC completed its first investment of $2.2 million in SecuredTouch Inc. ("SecuredTouch"), as part of a $2.5 million financing round together with other SecuredTouch shareholders. Following the investment, RDC holds approximately 29% of SecuredTouch's outstanding share capital. SecuredTouch is developing a real time identity verification platform for mobile apps based on the user's behavior. For further details see Note 3.D to the Financial Statements.

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2.3.	Elron Distributions

Further to Item 4A regarding the resolution of the Company's Board of Directors to make an application to the Court for a dividend distribution of $15 million not out of the Company's profits, on April 11, 2016, subsequent to the date of this report, an application for such distribution was filed in the District Court of Tel Aviv. For further details, see the Company's Immediate Report filed on Form 6-K on April 11, 2016. On May 1, 2016, the response of the official receiver for the distribution application was received, according to which the Company has met the solvency criterion, as required by Section 303(A) of the Israel Companies Law, and the official receiver does not object to the distribution application's approval.

2.4.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron during the period of this report and subsequently.

3.	Item 4B – Business Overview: Our Main Group Companies

3.1.	BrainsGate

Further to Item 4B, as conveyed to Elron by BrainsGate in May 2016, subsequent to the date of this report, the DSMB of BrainsGate's FDA study conducted an interim analysis of the study results among 600 patients and unanimously recommended to continue with the study in its current format.

3.2.	Pocared

Further to Item 4B and Item 5, as conveyed to Elron by Pocared in March 2016 regarding its FDA trial, the examination of the trial results conducted by Pocared revealed that there was a malfunction in some of the calibration components of its systems, which led to incorrect results. The source of the malfunction was identified and its substance was examined, inter alia, by running raw data collected in the trial on a system with properly calibrated components, and the results thereof met Pocared's expectations. Pocared has taken steps to prevent the recurrence of the malfunction and is preparing to conduct a new trial, the aim of which is to demonstrate the efficiency and performance of the system for the purposes of submission to the FDA, similar to the aims of the current trial which was stopped. Pocared is expected to conduct the new trial during 2017.

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Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy on the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, obtaining the required financing for Pocared or the failure to do so, inability to realize technologies, modifications in technologies, discovery of a malfunction in Pocared's systems, delays or malfunctions in development or manufacturing, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial occurs.

4.	Item 8 – Legal Proceedings

4.1.	For developments that took place in the Elscint claim, see Note 4 to the Financial Statements.

Ari Bronshtein CEO	Yaron Elad CFO

May 26, 2016, Tel Aviv, Israel

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of March 31, 2016 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Identifying and exploiting investment opportunities in companies with innovative technology and significant exit potential, mainly in the field of medical devices.

•	Investing over the long term in order to maximize the possibility of enhancing the Group Companies' value.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (58%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4.B – "Business Overview" of the Company's Annual Report for 2015 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2015 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Group Companies and Elron's holding percentage in them as of the date of filing this report are, among others, as follows:

•
Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness.

•
CartiHeal (2009) Ltd. (35%) ("CartiHeal") - Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant has a unique structure, composed of calcium carbonate with hyaluronic acid. The implant biodegrades in the implantation site, and promotes the repair of cartilage and subchondral bone.

•
Coramaze Technologies GmbH (17%) ("Coramaze") - Coramaze is a German company developing a device for functional mitral valve regurgitation – backflow in the left side of the heart, caused by an enlarged left ventricle that prevents the valve from closing properly.

•
SixGill Ltd. (22%) ("SixGill") - SixGill develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise.

•
SecuredTouch Inc. (29% by RDC) ("SecuredTouch") - SecuredTouch develops and provides  a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification.

2

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

•	RDSeed Ltd. (100% by RDC) ("RDSeed") - RDSeed invests in early stage companies in cyber, information technology and enterprise software. RDSeed's holdings as of the date of filing this report include:

o	Cloudyn Software Ltd. (42%) ("Cloudyn"), which provides solutions for the optimization of cloud computing costs and resources;

o	Open Legacy Technologies Ltd. (37%) ("Open Legacy"), which provides an open source solution for modernizing Legacy applications (AS400, Mainframe and Unix);

o	IronScales Ltd. ("IronScales") (16%), which is developing and providing a SaaS solution whose goal it is to interactively teach employees how to detect and resist spear phishing attempts.

•	PlyMedia Israel (2006) Ltd. (25%) ("PlyMedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech and/or the medical devices industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•
In the first three months of 2016, Elron (directly and indirectly) invested approximately $6.4 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Increase of Holdings in Pocared - In January 2016, Elron and other shareholders invested in Pocared an amount of $5 million (Elron's share was approximately $4.5 million). Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased from approximately 55% to approximately 58%. In addition, in May 2016, subsequent to the reporting date, some of Pocared's shareholders, including Elron, granted Pocared a loan in the amount of $2 million. (Elron's share in this loan was approximately $1.95 million) (for further details see Note 3.A to the Financial Statements).

•
New Investment in SixGill - In April 2016, subsequent to the reporting date, Elron completed its first investment in SixGill in the amount of $2.5 million as part of a $3 million financing round together with another Sixgill shareholder. Sixgill is developing a platform that automatically detects cyber threats on the Dark Web in order to prevent cyber-attacks. Following this investment, Elron holds approximately 22% of SixGill's outstanding shares. (for further details see Note 3.C to the Financial Statements).

•
New Investment in SecuredTouch - In May 2016, subsequent to the reporting date, RDC completed its first investment in SecuredTouch, in the amount of $2.2 million as part of a $2.5 million financing round together with other SecuredTouch shareholders. SecuredTouch is developing a real time identity verification platform for mobile apps based on the user's behavior. Following this investment, RDC holds approximately 29% of SecuredTouch's outstanding shares (for further details see Note 3.D to the Financial Statements).

1.2.2. Developments in Main Group Companies

•
BrainsGate's FDA Trial - Further to Item 4B of Elron's 2015 Annual Report and as conveyed to Elron by BrainsGate, in May 2016, subsequent to the reporting date, the Data Safety and Monitoring Board ("DSMB") of BrainsGate's study conducted an interim analysis of the results of 600 patients, after their follow-up period ended in April 2016. The purpose of the interim analysis was to support the continuation of the study according to the current format or to cease the study. Based on the interim analysis, the DSMB unanimously recommended to continue with the study in its current format. BrainsGate is continuing to recruit patients for the study and as of the date of publication of this report, has recruited approximately 630 patients.

•
Pocared's FDA Trial - Further to Item 4B of Elron's 2015 Annual Report, as conveyed to Elron by Pocared in March 2016 regarding its FDA trial, the examination of the trial results conducted by Pocared revealed that there was a malfunction in some of the calibration components of its systems, which led to incorrect results. The source of the malfunction was identified and its substance was examined, inter alia, by running raw data collected in the trial on a system with properly calibrated components, and the results thereof met Pocared's expectations. Pocared has taken steps to prevent the recurrence of the malfunction and is preparing to conduct a new trial, the aim of which is to demonstrate the efficiency and performance of the system for the purposes of submission to the FDA, similar to the aims of the current trial which was stopped. Pocared is expected to conduct the new trial during 2017.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy on the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, obtaining the required financing for Pocared or the failure to do so, inability to realize technologies, modifications in technologies, discovery of a malfunction in Pocared's systems, delays or malfunctions in development or manufacturing, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial occurs.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

1.2.3. Financing

•
Dividend - On March 10, 2016, the Company's board of directors resolved to make an application to the Court for a dividend distribution of $15 million (constituting an amount of $0.504307 per share) not out of the Company's profits. In April 2016, subsequent to the reporting date, the Company filed application to the Court accordingly. In May 2016, subsequent to the reporting date, the response of the Official Receiver to the application for the said distribution was received according to which the Company satisfies the solvency test as required under Section 303(A) of the Israeli Companies Law, 1999 (the "Companies Law"), and the Official Receiver does not object to approval of the application for the said distribution. The dividend's distribution is subject to the Court's approval pursuant to Section 303 of the Companies Law, and the record date will be determined accordingly. The abovementioned decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders. It should be clarified that the abovementioned decision of the board of directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the board of directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that as of the date of filing of this report, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

•
As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $63.9 million and $67.5 million, respectively. These amounts include Elron's and RDC's short term bank deposits in the amounts of $29.3 million and $43.7 million, respectively and other short term investments in securities by Elron in the amount of approximately $25 million. As of the date of filing this report, Elron and RDC have no debt.

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the three months ended March 31, 31,		For the year ended December 2015
	2016	2015
	Unaudited		Audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	(4,911)	4,915	2,451
Net income (loss) per share attributable to Elron's shareholders (in $)	(0.17)	0.17	0.08

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

As previously mentioned, the income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income):*

	For the three months ended March 31,		For the year ended December 31, 2015
	2016	2015
	$ thousands

Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(4,596)	(4,019)	(18,421)
Excess cost amortization	(43)	(5)	(18)
Total	(4,639)	(4,024)	(18,439)
Gain from exit transactions, changes in holdings, and revaluation of investments	301	10,134	27,660
Corporate operating expenses	(856)	(868)	(4,608)
Taxes on income	(61)	-	(1,653)
Other	344	(327)	(509)
Net income (loss) attributable to shareholders	(4,911)	4,915	2,451

* The results summarized in the table are presented net of non-controlling interest.

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the first quarter of 2016 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal, Coramaze and Open Legacy.

The loss Elron recorded in the first quarter of 2015 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal and Kyma Medical Technologies Ltd. ("Kyma", sold in September 2015).

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

II)	Gain from exit transactions, changes in holdings, and revaluation of investments

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the first quarter of 2016 resulted mainly from a $0.3 million gain recorded due to an increase in the value of contingent consideration resulted from the sale of companies.

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the first quarter of 2015 resulted mainly from a $10.1 million gain recorded due to the initial consolidation of Pocared.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

IV) Taxes on Income

Taxes on income in the first quarter of 2016, resulted mainly from Elron's share in the tax expenses recorded by RDC in respect of the sale of Kyma in 2015.

In the first quarter of 2015 no taxes on income were recorded.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

1.3.2. Analysis of the consolidated statements of profit and loss

	For the three months ended March 31,		For the year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	$ thousands			Explanation
Income from sales	-	206	889	Income from sales in 2015 includes revenues of Cloudyn. In December 2015 Elron lost control over Cloudyn and, commencing from that date, ceased consolidating Cloudyn's results in its reports.

Gain from disposal and revaluation of group companies, and changes in holdings, net	557	10,141	40,590
In the first quarter of 2016, this item included mainly a $516 thousand gain recorded due to an increase in the value of contingent consideration in respect of the sale of Kyma that took place in 2015.

In the first quarter of 2015, this item included mainly a $10,120 thousand gain recorded from the initial consolidation of Pocared.

Financial income	1,439	369	1,112
Financial income in the first quarter of 2016 resulted mainly from USD-NIS exchange rate fluctuations with respect to NIS deposits held by RDC and interest income on deposits and debentures.

Financial income in the first quarter of 2015 resulted mainly from interest income on deposits and revaluation of other investments in securities.

Total income	1,996	10,716	42,591
Cost of sales	-	50	267	See explanation under line item income from sales above.
Research and development expenses, net	2,245	1,614	13,129	See analysis of Elron's and consolidated companies' operating expenses below.
Selling and marketing expenses	77	351	2,008

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

For the three months ended March 31,		For the year ended December 31,
2016	2015	2015
Unaudited		Audited
$ thousands			Explanation

General and administrative expenses	1,373	1,449	7,556
Equity in losses of associates, net	3,006	3,405	8,566
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associate below.

The decrease in the first quarter of 2016 as compared with the first quarter of 2015 was mainly due to the initial consolidation of Poadared's results beginning in February 2015, instead of recording its results according to the equity method.

Financial expenses	340	608	650
Financial expenses in the first quarter of 2016 resulted mainly from a decrease in the value of marketable investments measured at fair value.

Financial expenses in the first quarter of 2015 resulted mainly from USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Other expenses, net	17	-	22
Total expenses	7,058	7,477	32,198
Income (loss) before taxes on income	(5,062)	3,239	10,393

9

For the three months ended March 31,		For the year ended December 31,
2016	2015	2015
Unaudited		Audited
$ thousands			Explanation
Taxes on income	(142)	(7)	(3,348)	Taxes on income in the first quarter of 2016 and for the year ended December 31, 2015 resulted mainly from tax expenses recorded by RDC due to the sale of Kyma.
Net income (loss)	(5,204)	3,232	7,045
Net income (loss) attributable to the Company's shareholders	(4,911)	4,915	2,451
Net income (loss) attributable to non-controlling interest	(293)	(1,683)	4,594
The net income or loss attributable to non-controlling interests results mainly from the share of the non-controlling interest in the gain or loss recorded by RDC.

In the first quarter of 2016 and 2015, the loss attributable to non-controlling interest resulted mainly from the share of the non-controlling interest in the current loss recorded by RDC in respect of the losses of its subsidiaries. In the first quarter of 2016, most of the loss was offset by financial income and the change in value of the contingent consideration in respect of the sale of Kyma, recorded by RDC.

Basic and diluted net income (loss) per share attributable to the Company's shareholders (in $)	(0.17)	0.17	0.08

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

Operating Expenses

Operating expenses in the first quarter of 2016 and 2015 amounted to $3,695 and $3,414 thousand, respectively, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the three months ended March 31,
	2016	2015
	$ thousands		Explanation
Corporate	857	868
RDC	254	539	The decrease was mainly due to a decrease in expenses related to incubating projects.
RDSeed	65	825	The change was mainly since RDSeed lost control over Cloudyn in December 2015, and, therefore, ceased consolidating Cloudyn's results in its financial reports.
Pocared	2,519	1,182
The increase mainly resulted from the fact that Pocared's results were consolidated in Elron's reports commencing from February 2015, the date of its initial consolidation, and not for the entire quarter (Pocared's operating expenses for the first quarter of 2015 in full were $2,300 thousand).

Total	3,695	3,414

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

1.3.3. Analysis of the results of operations of main associate

BrainsGate

	For the three months ended March 31,
	2016	2015
	Unaudited
	$ thousands		Explanation
Loss	1,392	2,502
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The decrease in loss in the first quarter of 2016 compared with the first quarter of 2015 was mainly due to share based payments expenses recorded in the first quarter of 2015, due to recapitalization of BrainsGate's equity, as part of the investment agreement from January 2015.

12

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	March 31, 2016	December 31, 2015
	Unaudited	Audited
	$ thousands
Total assets in the consolidated statement of financial position	209,157	214,869
Investments in associates and other companies	33,900	34,924
Current assets	145,824	151,084
Long-term receivables	10,949	10,395
Intangible assets, net	17,438	17,438
Current liabilities	5,598	6,363
Long-term liabilities	2,180	2,104
Equity including non-controlling interest	201,379	206,402

Total equity at March 31, 2016 was $201,379 thousand, representing approximately 96% of the total assets in the statement of financial position, compared with $206,402 thousand at December 31, 2015, representing approximately 96% of total assets in the statement of financial position. The decrease in equity resulted mainly from the loss recorded in the first quarter of 2016.

Consolidated working capital at March 31, 2016 amounted to $140,226 thousand, compared with $144,721 thousand at December 31, 2015. The decrease in working capital resulted from the decrease in liquid resources due to investments in subsidiaries and associates (as detailed below) and due to Elron's and its subsidiaries' operating expenses during the first quarter.

Elron's and RDC's primary cash flows (1)

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
	Unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(6,397)	(10,716)
Proceeds from disposal of Elron's and RDC's non-current investments	-	109

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

Liquid resources balance

Consolidated liquid resources at March 31, 2016 amounted to $144,679 thousand (including short term bank deposits and other investments in securities in the total amount of approximately $103,292 thousand), compared with $150,184 thousand at December 31, 2015 (including short term bank deposits in the amount of approximately $98,233 thousand).

Elron's and RDC's non-consolidated liquid resources at March 31, 2016 amounted to $68,360 and $70,488 thousand, respectively (Elron's and RDC's liquid resources as of March 31, 2016 included short term bank deposits in the total amount of approximately $34,237 and $44,140 thousand, respectively and other short term investments in securities of Elron in the amount of 24,915). Elron's and RDC's non-consolidated liquid resources at December 31, 2015 amounted to $76,199 and $69,836 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2015 included short term bank deposits and other short term investments in securities in the amount of approximately $62,260 and $35,973 thousand, respectively).

Uses of cash

The main uses of cash in the first quarter of 2016 were investments and loans to Group Companies in the amount of $5,697 thousand by Elron, and $700 thousand by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2.

The main uses of cash in the first quarter of 2015 were investments and loans to Group Companies in the amount of $9,018 thousand by Elron, and $1,698 thousand by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses.

Investments in Group Companies during the first quarter of 2016 and 2015, are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the three months ended March 31,
	2016	2015	2016	2015
	Unaudited
	$ thousands
Consolidated Companies:
Pocared (1)	4,477	4,452	-	-
	4,477	4,452	-	-
Associates and Other Investments (2)
BrainsGate	-	3,284	-	-
Notal	1,020	-	-	-
Cartiheal	-	1,282	-	-
Open Legacy	-	-	700	-
Kyma (3)	-	-	-	1,625
Other	200	-	-	73
	1,220	4,566	700	1,698
Total investments	5,697	9,018	700	1,698

(1) Subsequent to the reporting date Elron invested in Pocared an amount of $1,976 thousand.
(2)  Subsequent to the reporting date Elron invested in SixGill an amount of $2,500 thousand and RDC invested in SecuredTouch an amount of $2,200 thousand (see section 1.2.1 above).
(3) In September 2015 the sale of Kyma was completed.

Proceeds from the disposal of Elron's and RDC's non-current investments

In the first quarter of 2016 and 2015, Elron did not receive cash in material amounts from the disposal of investments.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

Main Group Companies' cash flows

	Cash flows used in operating activities		Liquid resources balance
	For the three months ended March 31, 2016	For the Three months ended March 31, 2015	As of March 31, 2016	As of December 31, 2015
	Unaudited			Audited
	$ thousands
BrainsGate (1)	(1,426)	(1,606)	6,875	8,264
Pocared	(2,440)	(1,916)	4,434	1,955

(1)            In accordance with US-GAAP.

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at March 31, 2016, December 31, 2015, and March 31, 2015.

As of March 31, 2016 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	30,827	10,560	-	41,387
Other investments in securities, net	-	24,915	-	-	24,915
Other accounts receivable	8	18	817	302	1,145
Bank deposits	-	57,950	20,427	-	78,377
Investments in associates	-	-	-	13,485	13,485
Investments in other companies measured at fair value	-	-	-	20,415	20,415
Property, plant and equipment, net	-	-	-	1,046	1,046
Intangible assets, net	-	-	-	17,438	17,438
Long-term receivables	-	10,797	152	-	10,949
Total assets	8	124,507	31,956	52,686	209,157

Liabilities (1)
Trade payables	-	94	145	-	239
Other account payables	-	2,049	2,697	613	5,359
Long-term taxes	-	-	-	2,180	2,180
Total liabilities	-	2,143	2,842	2,793	7,778

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

As of December 31, 2015 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	41,867	10,084	-	51,951
Other investments in securities, net	-	23,115	-	4,930	28,045
Other accounts receivable	2	47	677	174	900
Bank deposits	-	55,192	14,996	-	70,188
Investments in associates	-	-	-	15,529	15,529
Investments in other companies measured at fair value	-	-	-	19,395	19,395
Property, plant and equipment, net	-	-	-	1,028	1,028
Intangible assets, net	-	-	-	17,438	17,438
Long-term receivables	-	10,242	153	-	10,395
Total assets	2	130,463	25,910	58,494	214,869

Liabilities (1)
Trade payables	-	133	312	-	445
Other account payables	-	1,741	3,779	398	5,918
Long-term taxes	-	-	-	2,104	2,104
Total liabilities	-	1,874	4,091	2,502	8,467

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of March 31, 2015 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	32,128	19,472	-	51,600
Bank deposits	-	90,102	4,961	-	95,063
Other investments in securities, net	-	-	-	5,132	5,132
Other accounts receivable	63	145	625	248	1,081
Investments in associates	-	-	-	8,415	8,415
Investments in other companies measured at fair value	-	-	-	27,427	27,427
Property, plant and equipment, net	-	-	-	884	884
Intangible assets, net	-	-	-	17,761	17,761
Total assets	63	122,375	25,058	59,867	207,363

Liabilities (1)
Trade payables	-	63	322	-	385
Other account payables	-	1,217	4,271	86	5,574
Total liabilities	-	1,280	4,593	86	5,959

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

16

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The exchange rates used in the sensitivity tests are the closing rates on the day of calculation.

2.	For details regarding the influence of exchange rate changes on financial assets and liabilities, see the reports on linkage bases above.

3.	Sensitivity tests for the influence of NIS interest rate changes were not presented due to their negligible influence on their fair value.

I. Sensitivity tests of balances as of March 31, 2016

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands
Short term bank deposits	58,011	(546)	(29)	(15)	294	29	15

Sensitivity test of changes in share prices of investments in other companies measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Investments in other companies measured at fair value	20,415	2,042	1,021	(2,042)	(1,021)

Sensitivity test of changes in fair value of other financial instruments
		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments in securities, net	24,915	2,492	1,246	(2,492)	(1,246)
Long-term receivables	7,304	730	365	(730)	(365)
	32,219	3,222	1,611	(3,222)	(1,611)

17

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

II. Sensitivity tests of balances as of December 31, 2015

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands
Short term bank deposits	55,261	(592)	(30)	(15)	301	30	15

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Investments in other companies measured at fair value	19,396	1,940	970	(1,940)	(970)

Sensitivity test of changes in fair value of other financial instruments

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments in securities, net	28,045	2,443	1,288	(2,580)	(1,402)
Long-term receivables	6,740	674	337	(674)	(337)
	34,785	3,117	1,625	(3,254)	(1,739)

18

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2016

III. Sensitivity tests of balances as of March 31, 2015

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands
Short term bank deposits	90,253	(733)	(20)	(10)	202	20	10

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Investments in other companies measured at fair value	27,427	2,743	1,372	(2,743)	(1,372)

Eduardo Elsztain Chairman of the Board of Directors	Ari Bronshtein CEO

May 26, 2016, Tel Aviv

19

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of March 31, 2016 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ELRON ELECTRONIC INDUSRTIES LTD.

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, which comprises the interim consolidated statements of financial position as of March 31, 2016 and the related interim consolidated statements of income (loss), comprehensive income (loss),  changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the interim financial information of an associate, the investment in which, at equity, amounted to approximately $ (15) thousand as of March 31, 2016, and the Company's share in its losses amounted to approximately $ 944 thousand for the three months then ended. The interim financial information of this company was reviewed by other auditor, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review report of the other auditor.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditor, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 26, 2016	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	41,387	51,600	51,951
Bank deposits	78,377	95,063	70,188
Other investments in securities, net	24,915	5,132	28,045
Other accounts receivable	1,145	1,081	900

	145,824	152,876	151,084

Non-current assets
Investments in associates	13,485	8,415	15,529
Investments in other companies measured at fair value	20,415	27,427	19,395
Long-term receivables	10,949	-	10,395
Property, plant and equipment, net	1,046	884	1,028
Intangible assets, net	17,438	17,761	17,438

	63,333	54,487	63,785

Total assets	209,157	207,363	214,869

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	239	385	445
Other accounts payable	5,359	5,574	5,918

	5,598	5,959	6,363

Long-term liabilities
Long term taxes	2,180	-	2,104

	2,180	-	2,104
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	3,145	2,548	3,085
Accumulated deficit	(50,115)	(42,125)	(45,204)

	153,356	160,749	158,207

Non-controlling interests	48,023	40,655	48,195

Total equity	201,379	201,404	206,402

Total liabilities and equity	209,157	207,363	214,869

The accompanying notes are an integral part of the interim consolidated financial statements.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 26, 2016

Elron Electronic Industries Ltd.

Consolidated Statements of Income (loss)

	For the three months ended March 31		For the year ended
			December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands (except for net income (loss) per share data)
Income
Income from sales	-	206	889
Gain from disposal and revaluation of investee companies and changes in holdings, net	557	10,141	40,590
Financial income	1,439	369	1,112

	1,996	10,716	42,591

Expenses
Cost of sales	-	50	267
Research and development expenses	2,245	1,614	13,129
Selling and marketing expenses	77	351	2,008
General and administrative expenses	1,373	1,449	7,556
Equity in losses of associates, net	3,006	3,405	8,566
Financial expenses	340	608	650
Other expenses, net	17	-	22

	7,058	7,477	32,198

Income (loss) before taxes on income	(5,062)	3,239	10,393
Taxes on income	(142)	(7)	(3,348)

Net income (loss)	(5,204)	3,232	7,045

Attributable to:
The Company's shareholders	(4,911)	4,915	2,451
Non-controlling interests	(293)	(1,683)	4,594

	(5,204)	3,232	7,045

Net income (loss) per share attributable to the Company's shareholders (in $)

Basic and diluted net income (loss) per share	(0.17)	0.17	0.08

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income (loss)

	For the three months ended March 31		For the year ended
			December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Net income (loss)	(5,204)	3,232	7,045

Other comprehensive income (loss) (net of tax):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	-	(45)	(30)

Total loss that would never be reclassified to profit or loss	-	(45)	(30)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	60	-	(93)

Total gain (loss) that would be reclassified to profit or loss under certain conditions	60	-	(93)

Total other comprehensive income (loss)	60	(45)	(123)

Total comprehensive income (loss)	(5,144)	3,187	6,922

Attributable to:
Company's shareholders	(4,851)	4,870	2,328
Non-controlling interests	(293)	(1,683)	4,594

	(5,144)	3,187	6,922

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at January 1, 2016 (audited)	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive income (loss)	-	-	-	-	60	-	(4,911)	(4,851)	(293)	(5,144)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	(60)	(60)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	181	181

Balance at March 31, 2016	9,573	190,753	351	(1,192)	(33)	4,019	(50,115)	153,356	48,023	201,379

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive income (loss)	-	-	-	(45)	-	4,915	4,870	(1,683)	3,187
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	6	6
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	5,434	5,434
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	527	-	(527)	-	-	-

Balance at March 31, 2015	9,573	190,753	351	(1,822)	4,019	(42,125)	160,749	40,655	201,404

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands
	Audited
Balance at January 1, 2015	9,573	190,753	351	(2,304)	-	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive income (loss)	-	-	-	(30)	(93)	-	2,451	2,328	4,594	6,922
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	7	7
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	-	5,434	5,434
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	1,073	1,073
Change in non-controlling interests due to loss of control over subsidiaries	-	-	-	-	-	-	-	-	189	189
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	1,142	-	-	(1,142)	-	-	-

Balance at December 31, 2015	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the three months ended March 31		For the year ended
			December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	(5,204)	3,232	7,045

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	76	122	494
Financial expenses (income), net	(1,166)	482	(1,329)
Stock based compensation and changes in liability in respect of options	(60)	6	7
Gain from disposal and revaluation of investee companies and changes in holdings, net	(557)	(10,141)	(40,590)
Equity in losses of associates, net	3,006	3,405	8,566
Taxes on income	142	7	3,348
Other	73	(262)	(13)

	1,514	(6,381)	(29,517)

Changes in Assets and Liabilities:
Increase in other accounts receivable	(245)	(322)	(561)
Increase (decrease) in trade payables	(206)	24	252
Increase (decrease) in other accounts payable	(1,043)	(213)	990

	(1,494)	(511)	681

Cash paid and received during the period for:
Taxes paid	-	-	(24)
Interest received	294	35	1,167

	294	35	1,143

Net cash used in operating activities	(4,890)	(3,625)	(20,648)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended March 31		For the year ended
			December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(94)	(6)	(452)
Investment in associates and other companies	(1,920)	(6,191)	(16,631)
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	-	-	(1,625)
Proceeds from sale of associates and other companies	4	21	27,482
Proceeds from sale of financial assets measured at fair value	-	88	188
Other investments in (sale of) securities, net	2,822	(4,980)	(28,325)
Cash provided from acquisition of investments in subsidiaries	-	1,893	1,893
Taxes paid	-	-	(1,721)
Withdrawal (investment) of deposits, net	(7,474)	(1,046)	24,423

Net cash provided by (used in) investment activities	(6,662)	(10,221)	5,232

Cash flows from financing activities
Investment of non-controlling interests in subsidiaries	523	-	1,641

Net cash provided by financing activities	523	-	1,641

Exchange rate differences in respect of cash and cash equivalents	465	(517)	(237)

Decrease in cash and cash equivalents	(10,564)	(14,363)	(14,012)

Cash and cash equivalents as of beginning of the period	51,951	65,963	65,963

Cash and cash equivalents as of end of the period	41,387	51,600	51,951

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is an operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of March 31, 2016.

The accompanying consolidated financial statements have been prepared as of March 31, 2016, and for the three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2015 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies and Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements.

Note 3 – Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 58% of Pocared's outstanding shares.

As mentioned in Note 3.A.3.b) to the annual consolidated financial statements, in September 2015, an investment agreement in Pocared, in the amount of $10,000, was signed by Elron and other shareholders, which also included a reorganization of Pocared's share capital. The investment amount was in two installments in consideration for Preferred B1 shares and warrants for Preferred B1 shares (Elron’s share in the total investment amount was approximately $9,000). The first installment, in the amount of $5,000, was invested immediately. In January 2016, the second installment was invested (Elron’s share in each installment was approximately $4,500).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

A.	Pocared (Cont.)

In May 2016, subsequent to the reporting date, some of Pocared’s shareholders, including Elron, granted Pocared a loan in the amount of $2,000. Elron’s share in the loan was approximately $1,950.

B.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 21% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

In January 2016, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $5,000 (Elron's share in this amount was approximately $1,000) in consideration for Preferred C shares and warrants for Preferred C shares. The investment amount was invested immediately. Elron's holdings in Notal's shares did not significantly change following this investment.

C.	SixGill

SixGill Ltd. ("SixGill") develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise.

In April 2016, subsequent to the reporting date, Elron completed its first investment in SixGill as part of a $3,000 financing round together with additional shareholder, in consideration for Preferred A shares and warrants for Preferred A shares. Elron's share in the investment amount is $2,500.

Following the investment, Elron holds approximately 22% of SixGill's outstanding shares and the investment in SixGill is accounted for under the equity method.

D.	SecuredTouch

SecuredTouch Inc. ("SecuredTouch") develops and provides a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification.

In May 2016, subsequent to the reporting date, RDC Rafael Development Corporation Ltd. ("RDC": Elron’s 50.1% subsidiary) completed its first investment in SecuredTouch as part of a $2,500 financing round together with some of SecuredTouch's additional shareholders, in consideration for A1 shares. RDC's share in the investment amount is $2,200.

Following the investment, RDC holds approximately 29% of SecuredTouch's outstanding shares and the investment in SecuredTouch is accounted for under the equity method.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

E.	Dividend

On March 10, 2016, the Company's board of directors resolved to make an application to the Court for a dividend distribution of $15,000 (constituting an amount of $0.504307 per share) not out of the Company's profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Israeli Companies Law, 1999 (the "Companies Law") and the record date will be determined accordingly. In April 2016, subsequent to the reporting date, the Company filed an application to the Court, accordingly. In May 2016, subsequent to the reporting date, the response of the Official Receiver to the application for the said distribution was received, according to which the Company satisfies the solvency test as required under Section 303(A) of the Companies Law and the Official Receiver does not object to approval  of the application for the said distribution.

The decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

It should be clarified that the abovementioned decision of the board of directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the board of directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that as of the date of the publication of these reports, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

Note 4 – Contingent Liabilities

Further to Note 14 to the annual consolidated financial statements, on April 5, 2016, subsequent to the reporting date, an application was submitted to the court to approve a partial settlement (between all plaintiffs and all the defendants in the process, except for the Company and a group of directors on behalf of the Company). The settlement was attached to the request, according to which, inter alia, to the extent the settlement is approved, the compensation (also including compensation for the plaintiffs, expenses and attorneys' fees) in the final total amount of NIS 46,000 thousand (approximately $12,000) will be paid. The proceedings between the plaintiffs and the Company and the group of directors on behalf of the Company are continuing.

Note 5 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company is enclosing the financial statements of BrainsGate Ltd. to these financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Summarized data of the financial statements of associate, unadjusted to the Group's percentage of holdings

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests

As of March 31, 2016 (unaudited)
BrainsGate Ltd.	7,052	71	7,123	2,246	1,688	3,934	3,189	-

As of March 31, 2015 (unaudited)
BrainsGate Ltd.	12,315	78	12,393	2,243	2,034	4,277	8,116	-

As of December 31, 2015 (audited)
BrainsGate Ltd.	8,436	76	8,512	2,291	1,687	3,978	4,534	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the year	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive loss

For the three months period ended March 31, 2016 (unaudited)
BrainsGate Ltd.	-	-	(1,390)	(1,392)	(1,392)	(1,392)	-	-	(1,392)

For the three months period ended March 31, 2015 (unaudited)
BrainsGate Ltd.	-	-	(2,062)	(2,502)	(2,502)	(2,502)	-	-	(2,502)

For the year ended December 31, 2015 (audited)
BrainsGate Ltd.	-	-	(6,378)	(6,213)	(6,213)	(6,213)	-	-	(6,213)

Note 7 – Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, bank deposits, other investments in securities, net, other accounts receivable, investments in other companies measured at fair value, long term receivables, other accounts payable and trade payables, conform to or approximate their fair values.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Financial instruments (Cont.)

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of March 31, 2016
	Unaudited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	-	-	20,415
Other investments in securities, net	-	24,915	-
Long term receivables	-	-	7,304

	-	24,915	27,719

	As of March 31, 2015
	Unaudited
	Level 1	Level 2	Level 3
Investments in other companies measured at fair value	88	-	27,339
Other investments in securities, net	5,132	-	-

	5,220	-	27,339

	As of December 31, 2015
	Audited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	-	-	19,395
Other investments in securities, net	4,930	23,115	-
Long term receivables	-	-	6,740

	4,930	23,115	26,135

*)
Comprised of investment in debentures denominated in USD, carrying an interest linked to the Libor. These debenture are measured at fair value using fair value quotes from several information resources.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Financial instruments (Cont.)

Changes in financial assets classified in Level 3:

For the first quarter of 2016 (during the first quarter of 2015 there were no changes in financial assets classified in Level 3):

Financial assets measured at fair value

Balance as of January 1, 2016 (audited)	26,135

Total recognized income (loss):
In profit or loss (*)	564

Investment	1,020
Balance as of March 31, 2016 (unaudited)	27,719

(*)	The entire gain included in profit or loss relating to assets held at the end of the reporting period.

For the year ended December 31, 2015:

Financial assets measured at fair value

Balance as of January 1, 2015 (audited)	27,339

Total recognized income (loss):
In profit or loss	5,074

Investment	603

Contingent consideration	6,157

Sale	(13,038)

Balance as of December 31, 2015 (audited)	26,135

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 7 to the annual consolidated financial statements.

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A.	Details relating to investments in the interim consolidated financial statements as of March 31, 2016 (unaudited)

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment March 31,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2016
	%						$ thousands
Investments in investee companies

Subsidiaries:
Pocared Diagnostics Ltd.	58.08	-	58.08	58.08	59.64	59.64	13,275

Associates:
BrainsGate Ltd.	29.83	-	29.83	29.83	26.69	26.69	(34)
Cartiheal (2009) Ltd.	35.21	-	35.21	35.21	28.21	28.21	5,767
Coramaze technologies GmbH	17.07	-	17.07	17.07	16.82	16.82	1,233
Cloudyn Software Ltd.	-	42.19	42.19	21.14	35.09	17.58	5,552
M.G. Therapeutics Ltd.	17.00	-	17.00	17.00	24.11	24.11	-
Plymedia Israel (2006) Ltd.	25.29	-	25.29	25.29	17.97	17.97	-
Audioburst Ltd.	16.89	-	16.89	16.89	15.12	15.12	-
Open Legacy Technologies Ltd.	-	36.69	36.69	18.38	29.69	14.87	(15)
Page 2 Site Ltd.	-	25.45	25.45	12.75	21.83	10.94	232
Bruwz Technologies Ltd.	-	29.32	29.32	14.69	27.16	13.61	-
IronScales Ltd.	-	15.63	15.63	7.83	20.75	10.40	402
SinuSafe Ltd.	21.90	-	21.90	21.90	19.74	19.74	130

Other investments:

Notal Vision Inc.	21.35	-	21.35	21.35	18.39	18.39	15,720
Atlantium Technologies Ltd.	6.16	-	6.16	6.16	5.49	5.49	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,500

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Interim Consolidated Financial Statements
Attributable to the Company

As of
March 31, 2016
Unaudited

Contents

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company") as of March 31, 2016 and for the three months periods then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 26, 2016	A Member of Ernst & Young Global

2

Special Report according to Regulation 38d

Financial Data and Information from the Interim Consolidated Financial Statements

Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("Separate Data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2016, and for the three months then ended ("the Interim Consolidated Financial Statements"), which form part of the Company's periodic reports. The Separate Data is presented in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following Separate Data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2015 ("Consolidated Financial Statements for 2015") and the Company's Interim Consolidated Financial Statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's Interim Consolidated Financial Statements.
In the Separate Data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the Interim Consolidated Financial Statements.
■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the Interim Consolidated Financial Statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the Interim Consolidated Financial Statements.

3

 Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Current assets

Cash and cash equivalents	9,161	23,195	13,895
Bank deposits	34,237	60,508	39,145
Other investments in securities	24,915	-	23,115
Other accounts receivable	635	371	406

	68,948	84,074	76,561

Non-current assets

Investments in subsidiaries and associates, net	140,132	124,171	136,783
Investments in other companies measured at fair value	20,127	27,139	19,107
Long-term receivables	2,340	-	2,303
Property, plant and equipment, net	8	22	10

	162,607	151,332	158,203

Total assets	231,555	235,406	234,764

The accompanying additional information is an integral part of the separate financial data and information.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Current liabilities

Trade payables	79	33	87
Other accounts payable	1,904	2,506	2,910

	1,983	2,539	2,997

Long-term liabilities

Other long term liabilities (Note 2)	76,216	72,118	73,560

	76,216	72,118	73,560

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	3,145	2,548	3,085
Accumulated deficit	(50,115)	(42,125)	(45,204)

Total equity	153,356	160,749	158,207

	231,555	235,406	234,764

The accompanying additional information is an integral part of the separate financial data and information.

Eduardo Elsztain,	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 26, 2016

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Income (loss) Attributable to the Company

	For the three months ended March 31		For the year ended December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Income

Financial income (Note 2)	159	1,757	899

Expenses

General and administrative expenses	856	868	4,608
Financial expenses (Note 2)	2,591	4	101
Other expenses, net	17	-	43

	3,464	872	4,752

	(3,305)	885	(3,853)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	41	10,126	14,674
Company’s share of loss of subsidiaries and associates	(1,647)	(6,096)	(8,370)

Net income (loss) attributable to the Company's shareholders	(4,911)	4,915	2,451

The accompanying additional information is an integral part of the separate financial data and information.

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	For the three months ended March 31		For the year ended December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	(4,911)	4,915	2,451

Other comprehensive income (loss):

Amounts that would never be reclassified to profit or loss:
Loss from financial assets measured at fair value through other comprehensive income, net	-	(45)	(30)

Total loss that would never be reclassified to profit or loss	-	(45)	(30)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:
Foreign currency translation differences for foreign operation	60	-	(93)

Total income (loss) that would be reclassified to profit or loss under certain conditions	60	-	(93)

Total other comprehensive income (loss) attributable to the Company	60	(45)	(123)

Total comprehensive income (loss) attributable to the Company's shareholders	(4,851)	4,870	2,328

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the three months ended March 31		For the year ended December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Cash flows from operating activities

Net income (loss) attributable to the Company	(4,911)	4,915	2,451

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Company’s share of loss of subsidiaries and associates	1,647	6,096	8,370
Depreciation	2	4	16
Financial income, net	(67)	(32)	(1,240)
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(41)	(10,126)	(14,674)
Other	(259)	(5)	(39)

	1,282	(4,063)	(7,567)
Changes in assets and liabilities of the Company:
Increase in other accounts receivable	(229)	(110)	(145)
Increase (decrease) in trade payables	(8)	67	34
Increase (decrease) in other accounts payable	(1,006)	(357)	134
Increase (decrease) in other long term liabilities	2,656	(1,694)	(252)

	1,413	(2,094)	(229)
Cash received during the period for:
Interest received	118	32	899

Net cash used in operating activities	(2,098)	(1,210)	(4,446)

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended March 31		For the year ended December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Cash flows from investment activities

Investment in associates and subsidiaries	(5,697)	(9,018)	(24,443)
Proceeds from sale of investments in associates and subsidiaries	4	6	10,799
Proceeds from sale of financial assets measured at fair value	-	87	188
Other investments in securities	(1,970)	-	(23,307)
Receipt of bank deposits, net	5,027	-	21,748
Dividend from investee company	-	-	26

Net cash used in investment activities	(2,636)	(8,925)	(14,989)

Decrease in cash and cash equivalents	(4,734)	(10,135)	(19,435)

Cash and cash equivalents as of beginning of the period	13,895	33,330	33,330

Cash and cash equivalents as of end of the period	9,161	23,195	13,895

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands, except for price per share

1.	General

The accompanying condensed separate financial data as of March 31, 2016 and for the three months then ended, have been prepared in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's Consolidated Financial Statements for 2015, the Company's Interim Consolidated Financial Statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the statement of income (loss).

3.	Dividend

On March 10, 2016 the Company's board of directors resolved to make an application to the Court for a dividend distribution of $15,000 (constituting an amount of $0.504307 per share) not out of the Company's profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Israeli Companies Law, 1999 (the "Companies Law") and the record date will be determined accordingly. In April 2016, subsequent to the reporting date, an application was filed in the District Court of Tel Aviv, accordingly. In May 2016, subsequent to the reporting date, the response of the Official Receiver to the application for the said distribution was received according to which the Company satisfies the solvency test as required under Section 303(A) of the Companies Law and the Official Receiver does not object to approval of the application for the said distribution

This decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

It should be clarified that the abovementioned decision of the board of directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the board of directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that as of the date of the publication of these reports, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

10

BRAINSGATE LTD.

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

The Board of Directors
BrainsGate Ltd.

Re:	Review of unaudited interim financial statements
for the three-month period ended March 31, 2016

We have reviewed the condensed financial information of BrainsGate Ltd. ("the Company") which comprises the balance sheet at March 31, 2016, March 31, 2015 and the related condensed statements of comprehensive loss, changes in shareholders' equity and cash flows for the three months period ended March 31, 2016 and March 31, 2015.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the condensed financial information in conformity with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in conformity with U.S. generally accepted accounting principles.

Auditor’s Responsibility

Our responsibility is to conduct our reviews in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in conformity with U.S. generally accepted accounting principles which differ in certain respects from the IFRS, as described in Note 6 to the unaudited interim financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1c, the Company has incurred recurring operating losses and negative cash flows from operating activities. Its ability to continue to operate is dependent upon additional financial support. These conditions, among other matters described in Note 1c, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 3, 2016	A Member of Ernst & Young Global

BRAINSGATE LTD.

BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2016	2015	2015
	Unaudited		Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,370	$8,630	$4,892
Short term bank deposits	1,505	3,501	3,372
Restricted cash	38	36	74
Other accounts receivable	139	148	98

TOTAL CURRENT ASSETS	7,052	12,315	8,436

LONG-TERM DEPOSITS	11	21	12

SEVERANCE PAY FUND	620	635	585

PROPERTY AND EQUIPMENT, NET	60	57	64

TOTAL ASSETS	$7,743	$13,028	$9,097

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31		December 31,
	2016	2015	2015
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$124	$9	$7
Employees and payroll accruals	477	509	506
Accrued expenses	1,645	1,725	1,778

TOTAL CURRENT LIABILITIES	2,246	2,243	2,291

NON CURRENT LIABILITIES
ACCRUED SEVERANCE PAY AND LIABILITY IN RESPECT TO WARRANTS TO PREFERRED SHARES	1,151	1,162	*) 1,115
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY (DEFICIT) (Note 5):
Share capital
Ordinary shares of NIS 0.01 par value - Authorized: 121,572,933 shares at March 31, 2016 and December 31, 2015; Issued and outstanding: 54,750,674 and 54,719,051 at March 31, 2016 and December 31, 2015 respectively.	139	139	139
Preferred AA shares of NIS 0.01 Par Value - Authorized, Issued and outstanding: 65,685,652 shares at March 31, 2016 and December 31, 2015. Liquidation preference at March 31, 2016 and December 31, 2015 amounted to $ 65,686.	167	167	167
Preferred BB shares of NIS 0.01 Par Value - Authorized: 33,025,763 shares at March 31, 2016 and December 31, 2015; Issued and outstanding: 11,000,000 shares at March 31, 2016 and December 31, 2015. Liquidation preference at March 31, 2016 and December 31, 2015 amounted to $ 11,000.	28	28	28
Additional paid-in capital	87,561	87,385	*) 87,514
Deficit accumulated	(83,549)	(78,096)	(82,157)

TOTAL SHAREHOLDERS' EQUITY	4,346	9,623	5,691

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,743	$13,028	$9,097

The accompanying notes are an integral part of the financial statements.

May 3, 2016
Date of approval of the financial statements	Avinoam Dayan Chief Executive Officer	Noam Levy Chief Finance Officer

*) Reclassified.

BRAINSGATE LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Operating expenses:

Research and development, net	$1,140	$1,224	$4,635
General and administrative	250	838	1,743

Operating loss	1,390	2,062	6,378

Financial expenses, net	2	264	9

Net loss	$1,392	$2,326	$6,387

Total comprehensive loss	$1,392	$2,326	$6,387

Deemed dividend	$-	$761	$761

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands, except share and per share data

	Ordinary shares			Preferred shares **)		Preferred AA shares		Preferred BB shares		Additional paid-in		Deficit	Total shareholders'
	Number	Amount		Number	Amount	Number	Amount	Number	Amount	capital		accumulated	equity

Balance as of January 1, 2015 (Audited)	1,158,886		$3	38,114,888	$97	-	$-	-	$-		$75,792	$(74,833)	$1,059
Exercise of option	32,751	*)	-	-	-	-	-	-	-		3	-	3
Cost of Share-based compensation	-		-	-	-	-	-	-	-		792	-	792
Cost of Share-based compensation related to options granted to service providers	-		-	-	-	-	-	-	-		63	-	63
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,400		136	(38,114,888)	(97)	-	-	-	-		(39)	-	-
Modification of warrants as part of recapitalization	-		-	-	-	-	-	-	-		176	(176)	-
Deemed dividend in respect of equity restructuring	-		-	-	-	-	-	-	-		761	(761)	-
Issuance of preferred AA and BB shares in January 2015, net of issuance expenses in amount of $189	-		-	-	-	65,685,652	167	11,000,000	28		9,966	-	10,161
Total comprehensive loss	-		-	-	-	-	-	-	-		-	(6,387)	(6,387)

Balance as of December 31, 2015 (Audited)	54,719,037		$139	-	$-	65,685,652	$167	11,000,000	$28	$**)	87,514	$(82,157)	$5,691

Exercise of option	31,637	*)	-	-	-	-	-	-	-		3	-	3
Cost of Share-based compensation	-		-	-	-	-	-	-	-		41	-	41
Share-based compensation related to options granted to service providers	-		-	-	-	-	-	-	-		3	-	3
Total comprehensive loss	-		-	-	-	-	-	-	-		-	(1,392)	(1,392)

Balance as of March 31, 2016 (Unaudited)	54,750,674		$139	-	$-	65,685,652	$167	11,000,000	$28		$86,049	$(87,561)	$4,346

The accompanying notes are an integral part of the financial statements.

*)	Represent amounts lower than $1.
**)	Reclassified.

BRAINSGATE LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands, except share and per share data

	Ordinary shares		Preferred shares **)		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2015 (Audited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$75,792	$(74,833)	$1,059
Cost of Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	674	-	674
Cost of Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	55	-	55
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,400	136	(38,114,886)	(97)	-	-	-	-	(39)	-	-
Modification of warrants as part of recapitalization	-	-	-	-	-	-	-	-	176	(176)	-
Deemed dividend in respect of equity restructuring	-	-	-	-	-	-	-	-	761	(761)	-
Issuance of preferred AA and BB shares in January 2015, net of issuance expenses	-	-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(2,326)	(2,326)

Balance as of March 31, 2015 (unaudited)	54,686,286	$139	-	$-	65,685,652	$167	11,000,000	$28	$87,385	$(78,096)	$9,623

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Cash flows from operating activities:
Net loss	$(1,392)	$(2,326)	$(6,387)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	7	7	29
Share-based compensation related to options granted to employees, directors and service providers	44	729	855
Decrease (increase) in accounts receivable	(41)	(14)	36
Decrease in trade payables	117	(1)	(3)
Increase (decrease) in employees and payroll accruals	(29)	82	79
Decrease in accrued expenses	(133)	(85)	(32)
Increase in accrued severance pay, net	1	1	4

Net cash used in operating activities	(1,426)	(1,607)	(5,419)

Cash flows from (used in) investing activities:

Decrease (increase) in short-term bank deposits	1,867	(3,500)	(3,372)
Decrease in long-term deposits	1	-	10
Purchase of property and equipment	(3)	(7)	(36)
Decrease (increase) in restricted cash	36	1	(37)

Net cash provided from (used in) investing activities	1,901	(3,506)	(3,435)

Cash flows from financing activities:
Proceeds from issuance of shares and warrants, net	-	10,811	10,811
Exercise of share options	3	-	3

Net cash provided by financing activities	3	10,811	10,814

Increase in cash and cash equivalents	478	5,698	1,960
Cash and cash equivalents at beginning of period	4,892	2,932	2,932

Cash and cash equivalents at end of period	$5,370	$8,630	$4,892

No cash financing transaction
Deemed dividend in respect of equity restructuring	$-	$761	$761

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

a.
BrainsGate Ltd. (the "Company"), an Israeli corporation, was incorporated and commenced operations on July 30, 2000. The Company is developing medical devices for the treatment of Central Nervous System ("CNS") disorders and for drug delivery to the CNS.

b.
In January 2014, the Company established a wholly-owned subsidiary in the United States, BrainsGate Inc. (the "Subsidiary"). The sole purpose of the Subsidiary is to provide the United States Food and Drug Administration ("FDA") a local address for the clinical trial related communication and has no operating activities.

c.
Since inception, the Company has incurred recurring operating losses and negative cash flows from operating activities. The Company's accumulated deficit as of March 31, 2016 amounted to $ 83,549 and the Company expects such losses to continue in the foreseeable future. The Company is still in the development stage and its ability to continue to operate is dependent upon additional financial support until profitability is achieved.

In January 2015 the Company affected a financing round as further described in the annual Financial Statments. Subject to meeting a certain milestone, a second tranche of said financing amounting to $ 15.4 Million shall become due. In the event the Company fails to achieve this milestone and the Company will not have sufficient fund to cover its budget deficit through March, 2017, it intends to take cost reduction measures until it secures additional funding.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Financial statements in U.S. dollars

The Company's financing activities including equity transactions are incurred in U.S. dollar ("Dollar"). A substantial portion of the Company's expenses are denominated and determined in Dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the Dollar.

Accordingly, monetary accounts maintained in currencies other than the Dollar are re-measured into Dollars in accordance with ASC 830, "Foreign Currency Matters." All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements operations as financial income or expenses, as appropriate.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Cash equivalents

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

c.	Restricted cash

Restricted cash of is an interest bearing saving account which is used as a guarantee for lease commitments.

d.	Short-term bank deposits

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at cost.

e.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following rates:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows

%
Computers and peripheral equipment	33
Lab equipment	15
Office furniture and equipment	6-15
Leasehold improvements	Lesser of estimated useful life or remaining lease term

f.	Impairment of long-lived assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of March 31, 2016 and December 31, 2015, no impairment losses have been identified.

g.	Royalty-bearing grants

The Company received royalty-bearing grants for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

i.	Fair value of financial instruments

The carrying amounts of Company's financial instruments, including cash and cash equivalents, restricted cash, other accounts receivable, trade payables and accrued liabilities approximate their fair value, due to their short-term maturity of such instruments.

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

j.	Warrants to purchase preferred shares

The Company accounts for freestanding warrants to purchase shares of its preferred shares as a liability on its balance sheet at fair value. The warrants to purchase preferred shares are recorded as a liability as the underlying preferred shares are contingently redeemable which are not within the control of the Company (upon a deemed liquidation event) and, therefore, may obligate the Company to transfer assets in the future. The warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, on the statements of comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of deemed liquidation event or upon IPO.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

These warrants were classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation were determined based on management’s assumptions.

k.	Income taxes

The Company's account for income taxes and uncertain tax positions in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method, according to which deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

l.	Research and development costs, net:

Research and development costs are charged to the statement of operations as incurred.

m.	Severance pay

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law. Some of the Israeli employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the Company's monthly deposits, at a rate of 8.33% of such employees' monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet. Employees that are not subject to section 14 of the Israeli Severance Pay Law are entitled to a severance pay of one month's salary for each year of employment or a portion thereof. The Company's severance pay liability for employees, that are not subject to Section 14, is fully provided by an accrual and the monthly deposits with insurance policies is recorded as an asset in the Company's balance sheet.

n.	Accounting for share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Share compensation," ("ASC 718") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statement of operations.

The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on an accelerated method over the requisite service period for each separately vesting portion of the award, which is the option vesting term of four years.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

o.	Subsequent events

The Company evaluated all events or transactions that occurred subsequent to March 31, 2016 through, the date of approval of these consolidated financial statements and has determined that there are no subsequent events that require disclosure or recognition in the consolidated financial statement.

p.	Reclassification

Certain amounts in prior years have been reclassified to conform to the current year's presentation.

NOTE 3:-      UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months period ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments

In November 2006, the Company entered into an office lease agreement which expired on December 31, 2008. Since then the Company exercised its option to extend the lease agreement, with the most recent extension period being until December 31, 2017. Aggregate minimum rental commitments under non-cancelable leases as of March 31, 2016, are as follows:

March 31,
2017	$82
2018	$82
$164

Total rent expenses for the three months ended March 31, 2016 and the year ended 2015 amounted to $ 25 and $ 75, respectively.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments

In January 2013, the Company and a third party entered into an agreement with the Canada-Israel Industrial Research and Development Foundation ("the CIIRDF"), according to which the Company and the third party are entitled to receive a participation in research and development expenses ("R&D") in the amount of CAD $ 640 thousands ($ 635), for R&D conducted in the period of 24 months. The Company and the third party share in the participation is 56.4% and 43.6%, respectively. In accordance with the participation conditions, the Company and the third party will pay jointly and severally the fund royalties at the rate of 2.5% of sales of the product developed jointly by the parties, up to the equivalent of all of the amount of the grants received.

As of December 31, 2015 100% of the above mentioned CIIRDF participation was received by the Company. During the year ended December 31, 2015, $ 95 were recorded as reduction from R&D expenses.

In November 2015, the Company and a third party entered into an agreement with the BIRD fund (the “BIRD”), according to which the Company and the third party are entitled to receive a participation in R&D expenses in the amount of US $ 800 thousand, for R&D conducted in the period of 24 months, commencing March 1, 2015. The Company and the third party equally share in the participation. In accordance with the participation conditions, the Company and the third party will pay jointly and severally the fund royalties at a varying rate of sales of the product developed jointly by the parties, up to the equivalent of 150% of the amount of the grants received.

As of December 31, 2015 a total of $ 64 were received by the Company from BIRD. During the year ended December 31, 2015, $ 64 were recorded as reduction from R&D expenses.

During the three months ended March 31, 2016 no amounts were recorded as reduction from R&D expenses.

c.	Guarantees

The Company granted a bank guarantee in the amount of $ 38 to secure the lease agreement.

NOTE 5:-       SHARE CAPITAL

a.	Issuance of shares

1.	In June 2011, the authorized share capital was increased by 58,400,000 Ordinary shares, and a new class of Preferred D shares in a total of 36,070,000 shares was formed.

2.
In July 2011, the Company signed a share purchase agreement for the purchase of Series D Preferred shares of the Company, par value NIS 0.01 each. According to the agreement the Company will issue to the investors up to 28,853,632 Preferred D shares and warrants to purchase an additional 7,213,409 Preferred D shares (the "Old Warrants") in consideration for gross proceeds in the amount of up to $ 22,000.

The initial investments for the purchase of 26,230,575 Preferred D shares and 6,557,643 warrants were consummated in three installments, as follows:

i.	At the closing - 8,743,525 shares and 2,185,881 warrants were issued for gross proceeds in the amount of approximately $ 6,667;

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-      SHARE CAPITAL (Cont.)

ii.	In January 2012 - 8,743,525 shares and 2,185,881 warrants were issued for gross proceeds in the amount of approximately $ 6,667;

iii.	On July 1, 2012 - 8,743,525 shares and 2,185,881 warrants were issued for gross proceeds in the amount of approximately $ 6,667;

The Old Warrants are exercisable during the period beginning on the issuance date and ending on the earlier of: (a) consummation of an merger and acquisition transaction; or (b) qualified initial public offering. The Old Warrants are entitled to net settlement (cashless).

3.
On January 22, 2015, the Company effected a Series BB Preferred financing round with some of its existing shareholders as well as with a new investor (collectively the "Investors"), for an aggregate of up to US $ 26,418 that shall be paid to the Company in two installments (the "Transaction"). Assuming that the milestone closing shall occur the Company shall issue and allot to the Investors an aggregate of up to (i) 26,418,091 Preferred BB shares and (ii) warrants to purchase up to an additional 6,604,526 Preferred BB shares (see below). The first installment of $ 11,000 was due upon closing and 11,000,000 Preferred BB shares were issued in consideration for such first installment. The second installment is dependent upon fulfillment of a millstone, as defined in the Share Purchase Agreement by and between the Company and the Investors (the "Agreement").

In addition to the abovementioned Transaction, prior to the initial closing of the Transaction, the Company's equity was re-capitalized in a way that all outstanding Preferred shares were converted into Ordinary shares of the Company, based on the conversion price in effect immediately prior to the financing round, and the Old Warrants were amended such that the underlying shares shall be Ordinary Shares (the "Recapitalization").

As part of the Recapitalization and the Transaction, the Company issued Preferred AA Shares to its existing shareholders who participated in the Transaction. Each such  shareholder received a number of Preferred AA shares that is equal to the total dollar amount such investor invested in the Company to that date. Preferred AA shares provide their holders a liquidation preference of $ 1 per share in the event of an Exit Event (as defined in the Agreement) for which the total value is equal or lower than $ 150 million ("the AA Liquidation Preference").

Preferred BB shares are entitled to a $ 1 liquidation preference that is senior to all other distributions. The AA Liquidation Preference is senior to all other distributions except the Preferred BB liquidation preference. Preferred AA shares are not entitled to further distributions beyond the AA Liquidation Preference. After payment of the liquidation preferences of the AA and BB liquidation preferences, Preferred BB shareholders are entitled to pro rata participation in all remaining distributions.

In addition, as part of the Transaction, upon the initial closing, each investor was issued warrants, representing 25% of its investment in the Transaction. These warrants are exercisable into such number of Preferred BB in a 1:1 ratio ("the New Warrants").

According to ASC 815 "Derivatives and Hedging", the Old Warrants are classified as equity and presented in shareholders' equity according to the fair value of the warrants at the issuance date. Since the Recapitalization modified the terms of the Old Warrants, they were revaluated to fair value and an amount of $ 176 was reclassified from Deficit accumulated to the Warrants.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-      SHARE CAPITAL (Cont.)

According to ASC 480-10 "Distinguishing Liabilities and Equity", the New Warrants are classified as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense.

The Company also considered the recapitalization as a modification for its outstanding options to employees. Therefore, in accordance with ASC 718-20-55-2 the Company measured the fair value of the modified award with the fair value of the original award immediately before the modification. The Company recorded in 2015 a share-based payment charge in the amount of approximately $ 855.

In addition, since the fair value of the ordinary shares after the Recapitalization was higher than the fair value of some of the Preferred shares held by the shareholders before the Recapitalization, the Company recorded a deemed dividend to those shareholders in the amount of $ 761.

b.	The rights of Ordinary and Preferred shares

1.	Ordinary shares:

Subject to the rights and privileges of the Preferred Shares, the Ordinary Shares shall rank pari passu between them and shall entitle their holders:

a)	To receive notices of, and to attend, General Meetings where each Ordinary Share shall have one vote for all purposes; and

b)
To share equally, on a per share basis, in such Bonus Shares, bonuses, profits or Distributions as may be declared by the Board and approved by the Shareholders out of funds legally available therefor; and

c)
Upon liquidation or dissolution - to participate in the distribution of the assets of the Company legally available for distribution to Shareholders after payment of all debts and other liabilities of the Company (in each case, proportionally to the number of Ordinary Shares outstanding and the amounts paid by Shareholders on account of their Shares, if not paid in full, before calls for payment were made); and

d)	To appoint, dismiss, and replace directors of the Company pursuant to the provisions of the articles of association.

2.	Preferred AA and BB shares:

Other than such voting rights as set forth in these Articles and the right to participate in distributions as described below, the Preferred AA Shares shall have no rights whatsoever (including, without limitation, anti-dilution rights, pre-emptive, redemption or conversion rights). All rights attached to the Preferred AA Shares shall be automatically extinguished and all Preferred AA Shares shall be automatically forfeited for no consideration, immediately prior to the closing of: (i) an IPO or (ii) an M&A Transaction as part of which all other shares and convertible securities (including options and warrants) of the Company are acquired, assumed or cancelled and the Preferred AA Shares do not entitle their holders to participate in the distribution of the Distributable Assets as described below. Except as it relates to voting rights, the Preferred AA Shares shall not be counted (in the numerator or the denominator) for the purpose of any holdings, Company valuation,  or pro-rata portions calculations pursuant to these Articles, applicable law, or otherwise. It is clarified that (i) the Preferred AA Shares shall not be convertible into Ordinary Shares and (ii) for purposes of the voting rights as set forth in these Articles and the right to participate in distributions as set forth below, the number of Preferred AA Shares and the Original Issue Price thereof shall be adjusted upon consummation, and in accordance with the terms, of any Recapitalization Event, in each case to reflect the same economic rights attached to such shares as immediately prior to consummation of such Recapitalization Event.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-       SHARE CAPITAL (Cont.)

In the event of Liquidation or Distribution, any assets of the Company legally available for distribution to the Shareholders in such Liquidation or actually distributed in such Distribution (the "Distributable Assets") shall be distributed to the Shareholders pursuant to the following order of preference:

a)
Each holder of Preferred BB Shares shall be entitled to receive for each Preferred BB Share held by it, prior to and in preference to the holders of Preferred AA Shares and Ordinary Shares, an amount equal to the Original Series BB Issue Price, plus an amount equal to declared but unpaid Dividends on such Preferred BB Share and less any preferential amount previously paid in respect of such Preferred BB Shares. In the event that the Distributable Assets shall be insufficient for the payment in full of the Series BB Preference to all holders of Preferred BB Shares, then all of such Distributable Assets shall be distributed among the holders of Preferred BB Shares in proportion to the Series BB Preference that would have been paid to each such holder had the Distributable Assets been sufficient to pay such Series BB Preference in full;

b)
After payment in full of the Series BB Preference to all holders of Preferred BB Shares, each holder of Preferred AA Shares shall be entitled to receive, out of the remaining Distributable Assets, for each Preferred AA Share held by it, prior to and in preference to any payments to the holders of Ordinary Shares, an amount equal to the Original Series AA Issue Price (as adjusted pursuant to these Articles and/or Recapitalization Event) as multiplied by a fraction: (i) the numerator of which is  the total number of Preferred AA shares actually issued upon the Initial Closing (as defined in the Series BB SPA, namely 65,685,652, and (ii) the denominator of which is then outstanding Preferred AA Shares, plus an amount equal to declared but unpaid Dividends on such Preferred AA Share and less any preferential amount previously paid in respect of such Preferred AA Share. In the event that the remaining Distributable Assets after the full payment of the Series BB Preference shall be insufficient for the payment in full of the Series AA Preference to all holders of Preferred AA Shares, then all of such remaining Distributable Assets shall be distributed among the holders of Preferred AA in proportion to the Series AA

Preference that would have been paid to each such holder had the remaining Distributable Assets after the full payment of the Series BB Preference been sufficient to pay such Series AA Preference in full;

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-       SHARE CAPITAL (Cont.)

c)
After payment in full of the Series BB Preference and, if applicable, the Series AA Preference, the remaining Distributable Assets, if any, shall be distributed pro-rata among all the Shareholders, in proportion to their respective holdings in the Company on a pro-rata and as-converted basis (but, for the avoidance of doubt, excluding the Preferred AA Shares from such calculation). This distribution right shall not apply in the event the total consideration of the transaction is equal to or exceeds $ 150 million.

c.	Share option plan

Under the Company's 2003 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company.

Pursuant to the Plan, the Company reserved for issuance 10,226,446 Ordinary shares. As of December 31, 2015, an aggregate of 1,435,915 share options of the Company are still available for future grant.

The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercisable. The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Options granted to employees:

During February 2016, the Company's Board of Directors approved the granting of options to purchase 150,000 Ordinary Shares of the Company, nominal value NIS 0.01 per share to certain employees.

A summary of the Company's option activity related to options to employees, and related information is as follows:

	March 31, 2016
	Amount of options	Weighted average exercise price
Outstanding at the beginning of the year	8,031,789	$0.08

Granted	150,000	$0.08
Exercised	(31,637)	$0.08
Forfeited or Expired	(112,499)	$0.08
Outstanding at the end of the year	8,100,927	$0.08

The Company accounts for its options to employees under the fair value method of ASC 718. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for the three months ended March 31, 2016:

2016
Dividend yield	0%
Expected volatility	77%
Risk-free interest	2.03%-2.38%
Expected life	6.25 years

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-       SHARE CAPITAL (Cont.)

The following table sets forth the total share-based compensation expense resulting from options granted to employees, non-employees and directors included in the Company's Statement of Comprehensive Loss:

Three months ended March 31, 2016
Research and development, net	$31
General and administrative	13

Total share-based compensation expense	$44

NOTE 6:-      RECONCILIATION TO IFRS

As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP.

The differences between U.S. GAAP and IFRS are as follows:

a.	Employee retirement benefits:

According to U.S. GAAP, the balance sheets presentation of employee retirement benefits is in gross amounts. According to IFRS, the balance sheets presentation of employee retirement benefits is in net amounts and according to actuarial assessment.

b.	Financial income and expenses:

According to U.S. GAAP, the statement of comprehensive loss presentation of financial income and expenses is in net amounts. According to IFRS, the statement of comprehensive loss presentation of financial income and expenses is in gross amounts.

c.	Warrants to Ordinary shares:

According to U.S. GAAP, warrants granted to investors, with cashless mechanism are treated as equity and presented in shareholders' equity. According to IFRS, such warrants are accounted for as derivative instruments which are measured at fair value through profit and loss.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

The effects of the differences between the GAAPs, on the Company's financial statements are detailed below:

a.	Balance sheets:

	March 31, 2016 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$7,052	$-	$7,052

Non-current assets	$691	$(620)	$71

Total assets	$7,743	$(620)	$7,123

Current liabilities	$2,246	$-	$2,246

Non-current liabilities	$1,151	$537	$1,688

Total liabilities	$3,397	$537	$3,934

Shareholders' equity (deficiency)	$4,346	$(1,157)	$3,189

	March 31, 2015 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$12,315	$-	$12,315

Non-current assets	$713	$(635)	$78

Total assets	$13,028	$(635)	$12,393

Current liabilities	$2,243	$-	$2,243

Non-current liabilities	$1,162	$872	$2,034

Total liabilities	$3,405	$872	$4,277

Shareholders' equity (deficiency)	$9,623	$(1,507)	$8,116

	December 31, 2015 (Audited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$8,436	$-	$8,436

Non-current assets	$661	$(585)	$76

Total assets	$9,097	$(585)	$8,512

Current liabilities	$2,291	$-	$2,291

Non-current liabilities	$1,115	$572	$1,687

Total liabilities	$3,406	$572	$3,978

Shareholders' equity (deficiency)	$5,691	$(1,157)	$4,534

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-      RECONCILIATION TO IFRS (Cont.)

b.	Statements of comprehensive loss:

	Three months ended March 31, 2016 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$1,140	$-	$1,140
General and administrative	250	-	250

Operating loss	1,390	-	1,390

Financing expenses	2	4	6
Financing income	-	(4)	(4)

Net comprehensive loss	$1,392	$-	$1,392

	Three months ended March 31, 2015 (Unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$1,224	$-	$1,224
General and administrative	838	-	838

Operating loss	2,062	-	2,062

Financing expenses	264	178	442
Financing income	-	(2)	(2)

Net comprehensive loss	$2,326	$176	$2,502

	Year ended December 31, 2015 (Audited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$4,635	$-	$4,635
General and administrative	1,743	-	1,743

Operating loss	6,378	-	6,378

Financing expenses	9	334	343
Financing income	-	(508)	(508)

Net comprehensive loss	$6,387	$(174)	$6,213

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

c.	Shareholders' equity (deficiency) items:

	Ordinary shares	Preferred AA shares	Preferred BB shares	Additional paid-in capital	Deficit accumulated	Total

Balance as of March 31, 2016 U.S. GAAP	$139	$167	$28	$87,561	$(83,549)	$4,346

Balance as of March 31, 2016 – IFRS	$139	$167	$28	$84,500	$(81,645)	$3,189

Differences	$-	$-	$-	$3,061	$(1,904)	$1,157

	Ordinary shares	Preferred AA shares	Preferred BB shares	Additional paid-in capital		Deficit accumulated	Total

Balance as of March 31, 2015 U.S. GAAP	$139	$167	$28	$*)	87,385	$(78,096)	$9,623

Balance as of March 31, 2015 – IFRS	$139	$167	$28		$84,324	$(76,542)	$8,116

Differences	$-	$-	$-		$3,061	$(1,554)	$1,507

	Ordinary shares	Preferred AA shares	Preferred BB shares	Additional paid-in capital		Deficit accumulated	Total

Balance as of December 31, 2015 U.S. GAAP	$139	$167	$28	$*)	87,514	$(82,157)	$5,691

Balance as of December 31, 2015 – IFRS	$139	$167	$28		$84,453	$(80,253)	$4,534

Differences	$-	$-	$-		$3,061	$(1,904)	$1,157

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

d.	Changes in shareholders' equity (deficiency):

	Ordinary shares			Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount		Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2016 (audited)	54,719,037		$139	65,685,652	$167	11,000,000	$28	$84,453	$(80,253)	$4,534
Exercise of options	31,637	*)	-	-	-	-	-	3	-	3
Cost of Share-based compensation related to options granted to employees and directors	-		-	-	-	-	-	41	-	41
Cost of Share-based compensation related to options granted to service providers	-		-	-	-	-	-	3	-	3
Total comprehensive loss	-		-	-	-	-	-	-	(1,392)	(1,392)

Balance as of March 31, 2016 (unaudited)	54,750,874		$139	65,685,652	$167	11,000,000	$28	$84,500	$(81,645)	$3,189

	Ordinary shares		Old Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2015 (audited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$73,668	$(74,040)	$(272)
Cost of Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	674	-	674
Cost of Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	55	-	55
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,400	136	(38,114,886)	(97)	-	-	-	-	(39)	-	-
Issuance of preferred BB shares in January 2015, net of issuance expenses	-	-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(2,502)	(2,502)

Balance as of March 31, 2015 (unaudited)	54,686,286	$139	-	-	65,685,652	$167	11,000,000	$28	$84,324	$(76,542)	$8,116

*)	Represents an amount lower than $ 1 thousands.

BRAINSGATE LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       RECONCILIATION TO IFRS (Cont.)

	Ordinary shares			Old Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount		Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2015 (audited)	1,158,886		$3	38,114,886	$97	-	$-	-	$-	$73,668	$(74,040)	$(272)
Exercise of option	32,751	*)	-	-	-	-	-	-	-	3	-	3
Cost of Share-based compensation related to options granted to employees and directors	-		-	-	-	-	-	-	-	792	-	792
Cost of Share-based compensation related to options granted to service providers	-		-	-	-	-	-	-	-	63	-	63
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,400		136	(38,114,886)	(97)	-	-	-	-	(39)	-	-
Issuance of preferred BB shares in January 2015, net of issuance expenses	-		-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-		-	-	-	-	-	-	-	-	(6,213)	(6,213)

Balance as of December 31, 2015	54,719,037		$139	-	$-	65,685,652	$167	11,000,000	$28	$84,453	$(80,253)	$4,534

*)       Represents an amount lower than $ 1 thousand.

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of March 31, 2016

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended December 31, 2015 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of December 31, 2015 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2016 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 26, 2016   ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2016 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 26, 2016    ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of march 31, 2016
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2016 (1 USD = 3.766 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by  the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	257,267

(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	544,861